Exhibit 99.1

Mercurity Fintech’s Chaince Securities Announces Strategic Collaboration with OGBC Group to Launch Digital Asset Treasury Fund Strategy and Drive U.S. Capital Markets Fundraising

Leading Broker-Dealer to Structure Innovative Hybrid Financial Instruments Bridging Digital Assets and Traditional Capital Markets

NEW YORK, NY, Sept. 08, 2025 (GLOBE NEWSWIRE) — Mercurity Fintech Holding Inc. (the “Company,” “we,” “us,” “Mercurity Fintech,” or “MFH”) (NASDAQ: MFH), a blockchain-powered fintech group and Russell 2000 Index member, today announced that its wholly owned subsidiary Chaince Securities, LLC (“Chaince Securities”), a U.S.-based broker-dealer, has entered into a Memorandum of Understanding (MOU) with OGBC Group Pte. Ltd. (“OGBC Group”), a Singapore-based blockchain innovation firm. The MOU is non-binding and has an initial 90-day term, with an option to extend by mutual agreement.

The strategic collaboration is designed around a two-tier strategy:

DAT Fund Advisory – Chaince Securities and OGBC Group will jointly advise on the creation of a Digital Asset Treasury (DAT) fund to identify high-quality blockchain projects in Asia. The initiative will also explore suitable U.S. public holding companies to adopt the DAT strategy, creating a bridge between innovative digital assets and listed equity structures.

Investment Banking & Fundraising – Chaince Securities will act as the investment bank for companies adopting the DAT model, providing fundraising, syndication, and capital markets advisory services to accelerate their integration into U.S. public markets.

This dual-layer collaboration positions Chaince Securities and OGBC Group at the intersection of digital assets and traditional finance, expanding opportunities for both blockchain innovators and investors while maintaining a focus on regulatory compliance.

“Collaborating with OGBC Group allows us to combine blockchain innovation with our licensed broker-dealer capabilities,” said Wilfred Daye, Chief Executive Officer of Chaince Securities and Chief Strategy Officer of Mercurity Fintech. “Through the DAT fund and our investment banking platform, we can bring high-quality crypto projects into the U.S. capital markets with an emphasis on regulatory clarity and the aim of providing investor confidence.”

The collaboration aligns with Mercurity Fintech’s mission to be a leader in bridging digital and traditional finance. By combining tokenization strategies, capital formation, and regulatory expertise, MFH continues to expand its footprint as a next-generation financial services group.

About Mercurity Fintech Holding Inc.

Mercurity Fintech Holding Inc. (Nasdaq: MFH) is a fintech group powered by blockchain infrastructure, offering technology and financial services. Through its subsidiaries, including Chaince Securities, LLC, MFH aims to bridge traditional finance and digital innovation, offering services spanning digital assets, financial advisory, and capital markets solutions.

About Chaince Securities, LLC

Chaince Securities, LLC (CRD #10590) is a FINRA-registered broker-dealer founded in 1982 and headquartered in New York City. The firm specializes in equity capital markets, investment banking, asset management, and innovative financial solutions. With decades of institutional experience, Chaince Securities is committed to building long-term relationships and delivering tailored strategies that align with the unique goals of its clients.

About OGBC Group Pte. Ltd.

OGBC Group is a global innovation group building and investing in companies across Web3, AI, and next-gen consumer ecosystems. With a strong presence in APAC, it supports early-stage ventures in frontier and emerging technologies, backing bold ideas that redefine how industries evolve, scale, and thrive.

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results.

Contacts:

International Elite Capital Inc.

Annabelle Zhang

Tel: +1(646) 866-7928

Email: mfhfintech@iecapitalusa.com